614-223-1648



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

November 16, 2000

American Electric Power Company, Inc. and AEP Resources, Inc. hereby transmit Post-Effective Amendment No. 5 in File No. 70-8429.

Please contact either William E. Johnson, Esq. (614-223-1624) or me with any questions regarding this filing.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer
Assistant Secretary

                                                              File No. 70-8429



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       ---------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 5
                                       TO
                                   FORM U-1
                      ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP RESOURCES, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                                     * * *


                         Susan Tomasky, General Counsel
                 AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                  (Names and addresses of agents for service)


      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), and its subsidiary, AEP Resources, Inc. ("Resources"), hereby amend their Application-Declaration on Form U-1 in File No. 70-8429 and restate the
Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.

      By order dated December 22, 1994 (HCAR No. 26200) ("1994 Order"), the Commission authorized AEP and Resources to issue and sell up to $300 million ("1994 Investment Limit") in debt and/or equity securities through June 30, 1997 and to invest the proceeds in "exempt wholesale generators" ("EWGs"), as defined in section 32 of the 1935 Act, and in "foreign utility companies" ("FUCOs"), as defined in section 33 of the 1935 Act. The 1994 Order also authorized AEP and Resources to acquire the securities of one or more companies ("Project Parents") that directly or indirectly, but exclusively, hold the securities of one or more FUCOs or EWGs ("Power Projects") (Power Parents and Power Projects are referred to collectively as "Exempt Entities"). The 1994 Order also authorized (i) AEP to guarantee the indebtedness and other financial commitments of Resources; (ii) AEP and Resources to guarantee the indebtedness and other financial commitments of one or more Project Parents or Power Projects; and (iii) Project Parents to guarantee the indebtedness and other financial commitments of their Power Projects, through June 30, 1997, in an aggregate amount which, with the securities issued, would never exceed the 1994 Investment Limit.

      By order dated May 10, 1996 (HCAR No. 26516) ("1996 Order"), the Commission authorized an increase in the 1994 Investment Limit to an amount that, when added to the other direct or indirect investments in EWGs or FUCOs of AEP, was equal to 50% of the consolidated retained earnings of AEP determined in accordance with Rule 53 ("1996 Investment Limit"). The Commission further authorized in the 1996 Order an extension through December 31, 2000 of the authority granted in the 1994 Order: (i) for AEP to issue and sell debt and equity securities and to guarantee obligations; (ii) for Resources and the Project Parents to acquire the securities of new Project Parents; and (iii) for AEP, Resources and the Project Parents to guarantee securities. In addition, the Commission authorized the issuance and sale by AEP of up to 10 million additional shares of its common stock par value $ 6.50 per share, which were authorized but unissued or were treasury shares, provided the gross proceeds from the sale of such stock would not exceed the 1996 Investment Limit.

      By order dated January 24, 1997 (HCAR No. 26653), the Commission authorized Central and South West Corporation ("CSW") to issue and sell securities in an amount up to 100% of its consolidated retained earnings for investment in EWGs or FUCOs.

      By order dated April 27, 1998 (HCAR No. 26864), the Commission authorized an increase in the 1996 Investment Limit to an amount that, when added to the other direct or indirect investments in EWGs or FUCOs of AEP, was equal to 100% of the consolidated retained earnings of AEP determined in accordance with Rule 53 ("1998 Investment Limit").

      By order dated June 14, 2000 (HCAR No. 27186), the Commission, among other things contemplated by the merger of a wholly owned subsidiary of AEP with and into CSW ("Merger"), terminated the 1997 Order upon consummation of the Merger and authorized AEP to issue and sell securities in an amount of up to 100% of its consolidated retained earnings for investment in EWGs and FUCOs, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP after giving effect to the Merger ("2000 Investment Limit").

      AEP proposes to extend from December 31, 2000 to June 30, 2005 its authority to (i) issue short-term indebtedness and issue and sell equity securities; (ii) guarantee the indebtedness of Resources, Project Parents and Power Projects; and (iii) guarantee financial commitments other than indebtedness of Resources, Project Parents and Power Projects, solely for the purpose of investing in and guaranteeing the operations of, either directly or indirectly, Power Projects, provided that the total of the net proceeds used for these investments and guarantees outstanding at any one time may not, when added to AEP's aggregate investment in all EWGs and FUCOs, exceed the 2000 Investment Limit.

      Resources and Power Projects propose to extend from December 31, 2000 to June 30, 2005 authority to guarantee financial commitments, other than indebtedness, of Exempt Entities ("Non-Utility Subsidiary Guarantees") in an aggregate principal amount not to exceed $3 billion outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided, however, that the amount of Non-Utility Guarantees in respect of obligations of any Rule 58 subsidiaries of AEP shall remain subject to the limitations of Rule 58(a)(1).

      Applicants do not seek an expansion of the 2000 Investment Limit, only an extension of the authorized period is requested. Applicants submit that any securities issued by entities other than AEP would be exempt under Rule 52.

      With respect to equity financing, AEP proposes to issue and sell up to ten million additional shares ("Shares") of its common stock, par value $6.50 per share, which are authorized but unissued or held by AEP, provided that the gross proceeds from such sale will not exceed the 2000 Investment Limit. AEP proposes to effect the issuance and sale by competitive bidding, negotiations with underwriters or agents, or agents at market prices. The fees and expenses associated with the sale of the Shares shall not exceed 5% of the aggregate price for that common stock.

      With respect to short-term indebtedness issued by AEP or short-term indebtedness issued by Resources, Project Parents or Power Projects and guaranteed by AEP, Applicants request authorization that such indebtedness be incurred through the issuance and sale of notes to banks and commercial paper to dealers in commercial paper in an aggregate amount not to exceed the 2000 Investment Limit. Borrowings under the lines of credit would generally bear interest at an annual rate not greater than the prime commercial rate in effect from time to time. The total annual cost of borrowings under all such bank lines is estimated to be not greater than the effective rate for borrowings bearing interest at the prime commercial rate with compensating balances of up to 10% of the line of credit. The effective annual interest cost under any of the above arrangements, assuming full use of the line of credit, will not exceed 125% of the prime commercial rate in effect from time to time, or, for example, not more than 10.625% on the basis of a prime commercial rate of 8.50%.

      Any such short-term indebtedness resulting from the sale of commercial paper will be limited to sales directly to dealers in commercial paper. The commercial paper will be in the form of promissory notes in denominations of not less than $50,000, and of varying maturities, with no maturity more than 366 days after the date of issue. Such notes will not be prepayable prior to maturity and will be sold at a discount rate not in excess of the discount rate per annum prevailing at the time of issuance for commercial paper of comparable quality and maturity.

      With respect to long-term debt issued by Resources, Project Parents or Power Projects and guaranteed by AEP, AEP requests authorization to issue guarantees in support of promissory notes ("Long-term Notes") in the aggregate principal amount of up to the 2000 Investment Limit to one or more commercial banks, financial institutions or other institutions or other investors pursuant to one or more loan agreements. The Long-term Notes would be for a term of not less than nine months nor more than twenty years.

      The Long-term Notes would bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. Any fixed rate of interest of the Long-term Notes will not be greater than 350 basis points above the yield at the time of issuance of the Long-term Notes of United States Treasury obligations ("Applicable Treasury Rate"). Any fluctuating rate will not be greater than 200 basis points above the rate of interest announced publicly by a major bank as its base or prime rate ("Prime Rate"). If the indebtedness is denominated in the currency of a country other than the United States, the fixed or floating rate, when adjusted for inflation in such country, will not be greater than 700 basis points over the applicable Treasury Rate or Prime Rate.

      Applicants have complied, and will remain in compliance, with the requirements of Rule 53(a)(2) concerning books, records and financial reports of EWGs and FUCOs; Rule 53(a)(3), concerning the use of employees to provide services of EWGs and FUCOs; and Rule 53(a)(4), concerning delivery of copies of filings to state regulators.1

      AEP will continue to file certificates under to Rule 24 within 60 days after the end of each calendar quarter setting forth:

(1) a computation in accordance with Rule 53(a) (as modified by the 1998 Order) of its aggregate investment in EWGs and FUCOs;

(2) a statement of such aggregate investment as a percentage of the following total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of such quarter;

(3) consolidated capitalization ratios as of the end of such quarter, with consolidated debt to include all short-term debt and non-recourse debt of EWGs and FUCOs to the extent normally consolidated under applicable financial reporting rules;

(4)   the market-to-book ratio of AEP's common stock at the end of such quarter;

(5) an analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other subsidiaries of AEP; and

      (6) a statement of revenues and net income of each EWG and FUCO for the twelve months ended as of the end of such quarter.

                             Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.
      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP RESOURCES, INC.


                               By: /s/ A. A. Pena
                                   A. A. Pena
                                    Treasurer

Dated:  November 16, 2000



--------
1 Rule 53(a)(2) requires that a registered holding company maintain books and records to identify investments in and earnings from EWGs and FUCOs, and that the books and records and financial statements of EWGs and FUCOs be kept in conformity with stated standards and be made available to the Commission. Rule 53(a)(3) requires that no more than 2% of the employees of the utility subsidiaries of a registered system provide services to EWGs and FUCOs at any one time. Rule 53(a)(4) requires that copies of filings with the Commission with respect to EWGs and FUCOs be submitted to each regulatory commission with jurisdiction over the retail rates of an affected utility company.